Exhibit 99.2

CHINA SUNERGY CO., LTD
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: CSUN)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on December 30, 2014

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of China Sunergy Co., Ltd. (the “Company”) will be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, the People’s Republic of China on December 30, 2014 at 9:00 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions (with or without modifications) as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Retirement and Re-election of Mr. Tingxiu Lu as a Class A director of the Company;

2.	Retirement and Re-election of Ms. Jian Li as a Class A director of the Company;

3.	Appointment of Mr. Hong Cheng as a Class C independent director, chairman of corporate governance and nominating committee and member of compensation committee of the Company with effect from the date of the AGM;

4.	Appointment of the independent auditor of the Company Grant Thornton LLP for the fiscal year 2014 with effect from the date of the AGM;

5.	Authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company; and

6.	The directors of the Company be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director of the Company, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on November 21, 2014 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By Order of the Board of Directors of
China Sunergy Co., Ltd.

Tingxiu Lu
Chairman

Nanjing, PRC

December 2, 2014

Executive Office: No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing Jiangsu 211100, People’s Republic of China	Registered Office: Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands

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